

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 23, 2010

Via U.S. Mail and Facsimile

Lawrence D. McGovern
Executive Vice President and
Chief Financial Officer
Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113

> **Re: Heritage Commerce Corp**
> **Registration Statement on Form S-1**
> **Filed July 23, 2010**
> **File No. 333-168299**

Dear Mr. McGovern:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 23, 2010

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Information Incorporated by Reference, page iii

2. We note that you have elected to incorporate information by reference pursuant to General Instruction VII of Form S-1. It appears, however, that you have not incorporated by reference all reports required to be filed pursuant to Item 12 of Form S-1. Please revise or advise.

3. We note that the exhibits, schedules and signature pages were omitted from the securities purchase agreement filed as exhibit 10.1 to the Form 8-K filed June 22, 2010. Please amend the Form 8-K to file the agreement in its entirety.

Recent Developments, page 1

4. Please revise this section to disclose all material actions taken in response to the agreement among the company, the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions.

5. We note the disclosure in this section that on June 30, 2010 you determined to write off the $43.2 million of goodwill related to your acquisition of Diablo Valley Bank. Please tell us how you concluded that you were not required to file a Form 8-K to report this impairment.

6. Please revise the penultimate bullet point on page 2 to disclose the ratio of allowance for loan losses to total nonperforming loans.

Risk Factors, page 5

7. Your introductory paragraph implies that you have disclosed some, but not all, of the risks associated with investing in the company's securities. Please revise to delete this language. You must disclose all risks that you believe are material at this time.

Selling Securityholders, page 15

8. We note the disclosure in the fourth full paragraph on page 15 and in the third full paragraph on page 32 that the selling securityholders may be deemed to be underwriters. Please either revise the document to identify the selling securityholders as underwriters or remove this language.

Plan of Distribution, page 31

9. We note the disclosure in the fourth full paragraph on page 32 indicating that none of the selling shareholders is a broker-dealer. Please tell us whether any selling shareholder is an affiliate of a broker-dealer. If any of the selling securityholders is an affiliate of a broker-dealer, then include disclosure indicating whether those broker-dealer affiliates:

    *   purchased the securities to be resold in the ordinary course of business; and

    *   at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter. We may have further comment.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from

its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Mark A. Bonenfant, Esq.
            Buchalter Nemer